KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 FACSIMILE 402-346-1148 www.kutakrock.com	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

June 3, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Mr. Arthur Sandel

Re:

WFB Funding, LLC

Cabela’s Credit Card Master Note Trust

Cabela’s Master Credit Card Trust

Amendment No. 2 to Registration Statement on Form SF-3

Filed May 20, 2016

File Nos. 333-209766, 333-209766-01 and 333-209766-02

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Amendment No. 2 to Registration Statement that was filed with the Commission on May 20, 2016.

On June 1, 2016, the Commission issued an oral comment regarding the above-referenced Registration Statement. Set forth below is the Registrant’s response to the oral comment (included below for ease of reference). Capitalized terms used herein have the same meanings as in the Amendment No. 2 to Registration Statement unless otherwise noted.

1.

We note your revisions in response to our prior comment 3. Your disclosure provides that “For purposes of the dispute resolutions procedures described below, each noteholder will be deemed to be a certificateholder.” We note that on page 82 of the prospectus, your disclosure indicates that, in the case of book-entry notes, only DTC is deemed to be a noteholder and that investors in the notes held by DTC are not deemed to be noteholders. Please revise your disclosure and the transaction documents as appropriate to clarify that each investor in the notes will be able to exercise the rights of certificateholders under the dispute resolution procedures. Also, if applicable, please describe any procedures with which investors must comply to establish that they are beneficial owners of the notes.

KUTAK ROCK LLP

Securities and Exchange Commission

June 3, 2016

Response: We have revised the disclosure on pages 109 and 112 of the prospectus to clarify that verified beneficial owners of the notes may initiate the voting trigger for an asset representations review and to exercise rights under the dispute resolution provisions. We have also described the procedures for investors in the notes to establish that they are verified beneficial owners. We have made corresponding changes in the form of the Second Amended and Restated Master Indenture and refiled Exhibit 4.2.

We trust that the foregoing adequately responds to the Staff’s oral comment with respect to the Amendment No. 2 to Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon, III
H. Dale Dixon, III